FOIA Confidential Treatment Request
Pursuant to Rule 83 by National Westminster Bank Plc

Guy Whittaker Group Finance Director Gogarburn Edinburgh EH12 1HQ Telephone: 0131 523 2028 Facsimile: 0131 626 0550 www.rbs.co.uk
Mr Kevin Vaughn
Accounting Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-1103

1 May 2007

National Westminster Bank Plc
Form 20-F for the fiscal year ended 31 December 2005
Filed 22 June 2006
File No. 001-09266

Dear Mr Vaughn

Thank you for your letter of 8 March 2007. Our replies to your additional comments are set out below. For reasons of business confidentiality, in a separate letter dated the date hereof, we request that the information in this letter under “Note 46: Significant Differences between IFRS and US GAAP, page 129” provided in response to Comments 3 and 4 of your letter dated 8 March 2007 not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff’s Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001) and related guidance, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system.

All page references are to the Form 20-F for the fiscal year ended 31 December 2005. References to ‘NatWest’ or ‘the Group’ are to National Westminster Bank Plc and its subsidiaries; ‘the Bank’ means National Westminster Bank Plc.

Note 4: Operating profit before tax, page 70

1.
We note your response to comment 4 of our letter dated December 8, 2006. We feel a prominent financial measurement such as operating profit before tax should discuss why it does not agree to the consolidated financial statements and that it is provided to

2007.05.01.1

FOIA Confidential Treatment Request
Pursuant to Rule 83 by National Westminster Bank Plc

comply with UK GAAP and companies legislation. Please confirm you will revise future filings to include such disclosure.

In the Group’s 2006 Form 20-F, we are planning to relocate the individual disclosures in note 4 to other more appropriate notes to the accounts as set out below. Note 4 will cover solely auditors’ remuneration and be captioned ‘Auditors’ remuneration’.

2005 20-F: Note 4 ‘Operating profit before tax’	2006 20-F (proposed)

Sales of available for sale securities (Gross gains and losses)	Note 12 Debt securities, Note 13 Equity shares
Dividend income	Note 13 Equity shares
Share of associates net profit	Not disclosed (1)
Net gains on financial assets and liabilities designated as at fair value through profit or loss	Note 32 Financial instruments
Interest on subordinated liabilities	Not disclosed (2)
Integration expenditure	Note 2 Operating expenses
Auditors’ remuneration	Note 4 Auditors’ remuneration

(1)	The share of associates’ results is not material.
(2)	Disclosure formerly required by UK companies legislation.

We believe this approach eliminates any need to discuss agreement with Operating profit before tax as reported in the consolidated financial statements or the provenance of the disclosures currently included in note 4.

Litigation, page 111

2.
We note your response to comment 13 of our letter dated December 8, 2006. Please confirm you will revise future filings to disclose if litigation losses are not significant enough for footnote quantification.

We respectfully advise the Staff that although we have no objection to including disclosure that the Group’s litigation losses are not significant, we are concerned that it would create an unjustifiable precedent. In general, when disclosures are not made because an item is not material (or non-existent), no statement to this effect is made. We believe that making such statements for every disclosure that has not been made because the item is immaterial or does not exist would be unnecessarily burdensome. We would, therefore, propose not to include a statement that the Group’s litigation losses are not significant. The disclosures required by IAS 37 will of course be made if at any time in the future the Group’s litigation provisions become material.

Note 46: Significant Differences between IFRS and US GAAP, page 129

3.
In your response to comment 17 of our letter dated December 8, 2006, you indicate the increases in impairment losses through discounting and of improved methodologies were partially offset by reallocation of general provision. Please quantify and more clearly describe the various gross amounts that netted to the increase in the provision

2007.05.01.2

FOIA Confidential Treatment Request
Pursuant to Rule 83 by National Westminster Bank Plc

of £218 million. Further, please tell us more specifically how you improved your methodologies in response to the implementation of IAS 39.

4.
In your response, please reconcile the increase in the provision for loan impairments of £218 million on transition to IFRS on 1 January 2005 as referred to in your response to comment 17 to the implementation of IAS 39 adjustment of £185 million presented in the table of impairment losses for loans and receivables and finance leases on page 79.

[**Paragraphs redacted**]

2007.05.01.3

In connection with responding to the comments of the Commission, we acknowledge that the Bank is responsible for the adequacy and accuracy of the disclosures in the Bank’s 2005 Form 20-F; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Bank cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss any of our responses, please contact Rajan Kapoor, Group Chief Accountant on +44 131 626 3768 in the first instance.

Yours sincerely

/s/ Guy Whittaker

Guy Whittaker
Group Finance Director

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